Giordano, Halleran & Ciesla
A Professional Corporation
Attorneys At Law
Please Respond To:
U.S. Postal Service Address:
Post Office Box 190
Middletown, New Jersey 07748
Or:
Hand Delivery and Overnight Service Address:
125 Half Mile Road
Red Bank, New Jersey 07701
(732) 741-3900
Fax: (732) 224-6599
www.ghclaw.com

DIRECT DIAL NUMBER: (732) 219-5483
DIRECT EMAIL: PFORLENZA@GHCLAW.COM
CLIENT/MATTER NO.: 12068/0003

June 7, 2006

Joe Cascarano
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Stratus Services Group, Inc.
Forms 10-K and 10-K/A for the fiscal year ended September 30, 2005
Filed February 3, 2006 and March 31, 2006, respectively
Forms 10-Q for the quarters ended December 31, 2005 and March 31, 2006
Filed February 17, 2006 and May 15, 2006, respectively
File No. 001-15789

Dear Mr. Cascarano

The purpose of this letter is to confirm our discussion of May 31, 2006 in which we requested, on behalf of Stratus Services Group, Inc. (“Stratus”), an extension of the date by which Stratus may respond to the comments set forth in the letter from Larry Spirgel to Stratus dated May 25, 2006. As discussed, Stratus will file a written response to such comments by June 16, 2006.

Very truly yours,

/s/ Philip D. Forlenza

PHILIP D. FORLENZA

PDF/db
cc: Michael A. Maltzman

Our Trenton Office: 441 East State Street, Trenton, New Jersey 08608, Phone: (609) 695-3900